UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Amendment No. 1

Petrohawk Energy Corporation

(Name of Issuer)

Shares of Common Stock

(Title of Class of Securities)

716495106

(CUSIP Number)

COPY TO:

Joshua Beiser, Esq.

Assistant Secretary

Kellen Holdings, LLC

175 Berkeley Street

Boston, Massachusetts 02117

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

July 28, 2005

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 4 Pages	SCHEDULE 13D

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Kellen Holdings, LLC, IRS Identification No. 04-3545984
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 3,396,453, less than 5% 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 3,396,453, less than 5% 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,396,453, less than 5%
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.87%
14.	TYPE OF REPORTING PERSON IV

Page 2 of 4 Pages

Item 1. Security and Issuer.

No Modification.

Item 2. Identity and Background.

No Modification.

Item 3. Source and Amount of Funds or Other Consideration.

No Modification.

Item 4. Purpose of Transaction.

No Modification

Item 5. Interest in Securities of the Issuer.

Item 5(a) is amended and restated as follows:

(a) Kellen owns 2,712,561 shares of Common Stock and 683,892 warrants which upon exercise or conversion are issuable as Common Stock, together which, as a result of the recent issuance of shares pursuant to the recent Mission merger transaction, constitute less than 5% of the 69,807,146 total shares issued and outstanding, as reflected in the Issuer’s most recent 10Q filing, as filed on August 11, 2005.

Items 5(b) – 5(e). No Modification.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

No Modification

Item 7. Material to be Filed as Exhibits.

No Modification.

Page 3 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KELLEN HOLDINGS LLC

By:	/s/ Daniel A. Rioux
Daniel A. Rioux
Vice President and Treasurer

Dated this 23rd day of August, 2005.

Page 4 of 4 Pages